January 29, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karina Dorin

Re:	Kernel Group Holdings, Inc.
Registration Statement on Form S-1
Filed January 14, 2021, as amended
File No. 333-252105

Dear Ms. Dorin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Kernel Group Holdings, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 2, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, they have distributed approximately 300 copies of the Preliminary Prospectus dated January 25, 2021, as amended, to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Douglas Trauber
	Name:	Douglas Trauber
	Title:	Managing Director

[Signature Page to Underwriter Acceleration Request]